# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEST Inc., CIK 0001709505
CUSIP: 08653C106
Title of class of securities: Class A Ordinary Shares, par value US$0.01 per share
Address of issuer's principal executive offices: 2nd Floor, Block A, Huaxing Modern, No.18 Tangmiao Road, Xihu District,, Zhejiang Province, China (F4), 310013
Date of event which requires filing of this statement: 03/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193125-23-270938
Filed by CIK 0001210133
Persons authorized to receive notices and communications: George Chow, BEST Inc., Huaxing Park, 18 Tangmiao Rd, Xihu, Hangzhou, Zhejiang, China (F4), 310013, (86) 571 8899 5656; Jinwei Zhang, Alibaba Group Holding Limited 26/F, Tower One, Times Square1 Matheson Street, Causeway Bay, Hong Kong (K3), 000000, (852) 2215 5100; Mark Lehmkuhler, Esq., Fangda Partners 26/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong (K3), 000000, (852) 3976 8828; Peng Yu, Esq. Kirkland & Ellis, 26th Floor, Gloucester Tower The Landmark 15 Queen's, Central, Hong Kong (K3), 000000, (852) 3761 3300

## Reporting persons
- Shao-Ning Johnny Chou (CIK 0001210133): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- George Chow: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Alibaba Group Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Alibaba Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Alibaba.com China Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Ali CN Investment Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Cainiao Smart Logistics Network Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Cainiao Smart Logistics Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- BJ Russell Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Hung Chris Hui: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Yahong Liang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- IDG-Accel China Capital II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- IDG-Accel China Capital II Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- IDG-Accel China Capital II Investors L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- IDG-Accel China Capital GP II Associates Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Quan Zhou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Chi Sing Ho: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Shaohan Joe Chou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- David Hsiaoming Ting: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- The 2012 MKB Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Ting Childrens Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Michael Chang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Ting Family Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Linda Chang Ting: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Sunshui Hopeson Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership): type of reporting person: other (OO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Hu Junbo: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Deng Yanbo: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Peng Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Jimei Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Mangli Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Yanbing Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Tao Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Xiaoqing Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Lili He: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Bo Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Yidong Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Robert Zhu: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Broad Street Principal Investments, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- MBD 2014 Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Stone Street 2014 Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Bridge Street 2014 Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- The Goldman Sachs Group, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Goldman Sachs & Co. LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Genesis Capital Enterprise Inc: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Mingxia Fu: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- CBLC Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Citron PE Funds II Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- CCAP Best Logistics Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- CDIB Capital Investment I Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- KGI Financial Holding Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Shanghai Guangshi Investment Center (Limited Partnership): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.01 per share
Name of issuer: BEST Inc.
Address of issuer's principal executive offices: 2nd Floor, Block A, Huaxing Modern, No.18 Tangmiao Road, Xihu District,, Zhejiang Province, China (F4), 310013
Comment:
This amendment to Schedule 13D (this "Amendment") constitutes Amendment No. 3 to the Schedule 13D filed with the SEC on November 6, 2023 with respect to Class A Ordinary Shares of the Issuer on behalf of Shao-Ning Johnny Chou, George Chow, AGHL, AIL, Alibaba.com Hong Kong Limited ("AHKL"), Ali CN, CIL, BJ Russell, Hung Chris Hui and Yahong Liang as amended by an Amendment No.1 filed with the SEC on June 21, 2024 and by an Amendment No. 2 filed with the SEC on October 11, 2024 (collectively, the "Original Schedule 13D", and the Original Schedule 13D together with this Amendment, the "Statement") with respect to Class A Ordinary Shares of the Issuer on behalf of Shao-Ning Johnny Chou, George Chow, AGHL, AIL, AHKL, ACL, Ali CN, CIL, BJ Russell, Hung Chris Hui, Yahong Liang, IDG-Accel China Capital II L.P., IDG-Accel China Capital II Associates L.P., IDG-Accel China Capital II Investors L.P., IDG-Accel China Capital GP II Associates Ltd., Quan Zhou and Chi Sing Ho.

This Amendment constitutes Amendment No. 7 to the Schedule 13D as originally filed by AGHL and AIL with the SEC on September 29, 2017, as further amended by Amendment No. 1 thereto filed by AGHL, AIL, Ali CN, Cainiao and CIL with the SEC on October 19, 2017, Amendment No. 2 thereto filed by AGHL, AIL, Ali CN, Cainiao and CIL with the SEC on September 19, 2019, Amendment No. 3 thereto filed by AGHL, AIL, AHKL, Ali CN, Cainiao and CIL with the SEC on June 3, 2020, Amendment No. 4 thereto filed by AGHL, AIL, AHKL, Ali CN, Cainiao and CIL with the SEC on November 6, 2023 and Amendment No. 5 thereto filed by AGHL, AIL, AHKL, ACL, Ali CN, Cainiao and CIL with the SEC on June 21, 2024.

This Amendment also constitutes Amendment No. 1 to the Schedule 13D filed by Peng Chen, Jimei Liu, Mangli Zhang, Yanbing Zhang, Tao Liu, Xiaoqing Wang, Lili He, Bo Liu, Yidong Xu, Robert Zhu, Broad Street Principal Investments, L.L.C., MBD 2014 Holdings, L.P., Stone Street 2014 Holdings, L.P., Bridge Street 2014 Holdings, L.P., The Goldman Sachs Group, Inc., Goldman Sachs & Co. LLC, Genesis Capital Enterprise Inc, Mingxia Fu, CBLC Investment Limited, Citron PE Funds II Limited, CCAP Best Logistics Holdings Limited, CDIB Capital Investment I Limited, KGI Financial Holding Co., Ltd., Shanghai Guangshi Investment Center (Limited Partnership) and Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd. with respect to the Class A Ordinary Shares of the Issuer.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Original Schedule 13D.

Mr. Chou previously reported his beneficial ownership of the ordinary shares of the Issuer on Schedule 13Gs filed by Mr. Chou with the SEC, most recently by Amendment No. 4 to Schedule 13G filed by Mr. Chou with the SEC on December 31, 2023. BJ Russell previously reported its beneficial ownership of the ordinary shares of the Issuer on the Schedule 13G filed by BJ Russell on July 17, 2023. As a result of the events described in Item 4, Mr. Chou and BJ Russell have ceased filing statements on Schedule 13G with respect to the Issuer but may resume reporting their beneficial ownership on Schedule 13G if and when required and eligible to do so.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed jointly by and on behalf of the Reporting Persons pursuant to Rule 13d-1(k) under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Proposed Transaction described in Item 4 of this Statement. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and ADSs held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.20. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-l(k).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Due to an inadvertent oversight, the number of Class A Shares beneficially owned by each of Mr. Chow and Shaohan Joe Chou was misstated in the relevant transaction documents and the transaction statement on Schedule 13E-3. As of October 11, 2024, Mr. Chow beneficially owned 7,203,187 Class A Shares and Shaohan Joe Chou beneficially owned 4,511,395 Class A Shares. Based on such corrected numbers, as of October 11, 2024, the Rollover Shareholders collectively beneficially own 112,295,758 Class A Shares (including Class A Shares represented by ADSs, but excluding, for purpose of this calculation, the Class A Shares they may acquire through the exercise or vesting of Company Options and/or Company RSU Awards), 94,075,249 Class B Shares and 47,790,698 Class C Shares, which collectively represent approximately 67.4% of the total issued and outstanding shares in the Company and approximately 96.0% of the total voting power of the outstanding shares in the Company. As of the date of the Proxy Statement, the directors and executive officers of the Company hold an aggregate of 13,942,527 Class A Shares, nil Class B Share, 47,790,698 Class C Shares, and 1,228,500 Company Options or Company RSU Awards that are exercisable or will be vested within 60 days after the date of this proxy statement.

As a result of these corrections to the Class A Shares respectively beneficially owned by Mr. Chow and Shaohan Joe Chou, the number of Class A Shares to be contributed by Rollover Investors under the Rollover and Contribution Agreement is 569,720 Class A Ordinary Shares lower than the number of shares previously assumed to be contributed by the Rollover Investors at the Effective Date of the Merger. Consequently, additional incremental cash funding is required to consummate the Merger, and the parties to the Interim Consortium Agreement and the Rollover and Contribution Agreement have agreed that, upon the terms of and subject to the conditions set forth in the Interim Consortium Agreement, the Rollover and Contribution Agreement and his Amended and Restated Equity Commitment Letter, Mr. Chou will now subscribe for 27,153,824 Parent Shares for a contribution of US$3,910,151 to cover this additional funding requirement. As further described below, the Amendment No. 1 to the Interim Consortium Agreement, the Amendment No. 1 to the Rollover and Contribution Agreement and the Amendment Agreement to Amended and Restated Equity Commitment Letter between Parent and Mr. Chou were entered into accordingly on March 7, 2025 to reflect such changes.

On March 7, 2025 each of BEST Global Partners, Shao-Ning Johnny, Chou, George Chow and certain other parties under the Interim Consortium Agreement and each of Peng Chen, Jimei Liu, Mangli Zhang, Yanbing Zhang, Tao Liu, Xiaoqing Wang, Lili He, Bo Liu, Yidong Xu, Robert Zhu, Broad Street, MBD 2014, Stone Street, Bridge Street, Genesis Capital, CBLC, CCAP, CDIB and Shanghai Guangshi Investment Center (Limited Partnership) who entered into the Joinder Agreement to the Interim Consortium Agreement on October 11, 2024, executed and delivered an Amendment No.1 to the Interim Consortium Agreement, pursuant to which the parties thereunder replaced the Schedule I and the Schedule II of the Interim Consortium Agreement with new schedules listed thereunder.

On March 7, 2025 each of BEST Global Partners, Shao-Ning Johnny, Chou, George Chow and certain other parties under the Rollover and Contribution Agreement and each of Peng Chen, Jimei Liu, Mangli Zhang, Yanbing Zhang, Tao Liu, Xiaoqing Wang, Lili He, Bo Liu, Yidong Xu, Robert Zhu, Broad Street, MBD 2014, Stone Street, Bridge Street, Genesis Capital, CBLC, CCAP, CDIB and Shanghai Guangshi Investment Center (Limited Partnership) who entered into the Joinder Agreement to the Rollover and Contribution Agreement on October 11, 2024, executed and delivered an Amendment No. 1 to the Rollover and Contribution Agreement, pursuant to which the parties thereunder replaced the Schedule B of the Rollover and Contribution Agreement with the new schedule listed thereunder.

On March 7, 2025, each of Shao-Ning Johnny, Chen Hong, Denlux Logistics Technology Invest Inc., George Chow and Kiu Sau Hung executed and delivered an Amendment No. 1 to Amended and Restated Equity Commitment Letter, to replace the Schedule 1 of each respective Amended and Restated Equity Commitment Letter with the respective new schedule listed thereunder.

On March 7, 2025 the Issuer and the Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 7, 2025, pursuant to which the Merger became effective on March 7, 2025 (the "Effective Time"). As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time, (a) each share of the Issuer issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares (each as defined in the Merger Agreement) and shares represented by ADSs) was cancelled in exchange for the right to receive $0.144 in cash per share without interest; (ii) each ADS, representing twenty (20) Class A Ordinary Shares, issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADS, was cancelled in exchange for the right to receive $2.88 in cash per ADS without interest; (iii) each Qualified Company Option and Qualified Company RSU Award (each as defined in the Merger Agreement) was cancelled and immediately converted into the right to receive in exchange therefor an equivalent award granted by Parent with substantially the same economic terms; (iv) each Non-Qualified Vested Company Option (as defined in the Merger Agreement) was cancelled and immediately converted into the right to receive in exchange therefor an amount of cash equal to (1) the excess, if any, of (a) $0.144 over (b) the exercise price, multiplied by (2) the number of Ordinary Shares underlying such Non-Qualified Vested Company Option; (v) each Non-Qualified Unvested Company Option and Non-Qualified Company RSU Award (each as defined in the Merger Agreement) was cancelled without any payment therefor.

As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the "NYSE") on March 7, 2025 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. The Issuer has requested the NYSE to file an application on Form 25 with the SEC notifying the SEC of the delisting of the ADSs on the NYSE and the deregistration of the Issuer's registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer's obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective. Accordingly, this Amendment constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any securities of the Issuer or have any voting power or dispositive power over any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any securities of the Issuer or have any voting power or dispositive power over any securities of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment or previously reported in the Original Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in any securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 7, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.20 Joint Filing Agreement, dated October 11, 2024
Exhibit 99.21 Form of Amendment No.1 to Interim Consortium Agreement
Exhibit 99.22 Form of Amendment No. 1 to Rollover and Contribution Agreement
Exhibit 99.23 Form of Amendment Agreement to Amended and Restated Equity Commitment Letter

## Signatures
- Shao-Ning Johnny Chou: /s/, Shao-Ning Johnny Chou (03/07/2025)
- George Chow: /s/, George Chow (03/07/2025)
- Alibaba Group Holding Limited: /s/, Jinwei Zhang/Authorized Signatory (03/07/2025)
- Alibaba Investment Limited: /s/, Lei Jin/Authorized Signatory (03/07/2025)
- Alibaba.com China Limited: /s/, Lei Jin/Authorized Signatory (03/07/2025)
- Ali CN Investment Holding Limited: /s/, Lei Jin/Authorized Signatory (03/07/2025)
- Cainiao Smart Logistics Network Limited: /s/, Lin Wan/Director (03/07/2025)
- Cainiao Smart Logistics Investment Limited: /s/, Lin Wan/Director (03/07/2025)
- BJ Russell Holdings Limited: /s/, Yahong Liang/Authorized Signatory (03/07/2025)
- Hung Chris Hui: /s/, Hung Chris Hui (03/07/2025)
- Yahong Liang: /s/, Yahong Liang (03/07/2025)
- IDG-Accel China Capital II L.P.: /s/, IDG-Accel China Capital II Associates L.P., its General Partner, IDG-Accel China Capital GP II Associates Ltd., its General Partner (03/07/2025)
- IDG-Accel China Capital II Associates L.P.: /s/, IDG-Accel China Capital GP II Associates Ltd., its General Partner (03/07/2025)
- IDG-Accel China Capital II Investors L.P.: /s/, IDG-Accel China Capital GP II Associates Ltd., its General Partner (03/07/2025)
- IDG-Accel China Capital GP II Associates Ltd.: /s/, Quan ZHOU/Authorized Signatory (03/07/2025)
- Quan Zhou: /s/, Quan Zhou (03/07/2025)
- Chi Sing Ho: /s/, Chi Sing Ho (03/07/2025)
- Shaohan Joe Chou: /s/, Shaohan Joe Chou (03/07/2025)
- David Hsiaoming Ting: /s/, David Hsiaoming Ting (03/07/2025)
- The 2012 MKB Irrevocable Trust: /s/, Michael Chang/Authorized Signatory (03/07/2025)
- Ting Childrens Irrevocable Trust: /s/, Michael Chang/Authorized Signatory (03/07/2025)
- Michael Chang: /s/, Michael Chang (03/07/2025)
- Ting Family Trust: /s/, David Ting/ Authorized Signatory (03/07/2025)
- Linda Chang Ting: /s/, Linda Chang Ting (03/07/2025)
- Sunshui Hopeson Capital Limited: /s/, Deng Yanbo/Authorized Signatory (03/07/2025)
- Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership): /s/, HU JUNBO/Authorized Signatory (03/07/2025)
- Hu Junbo: /s/, Hu Junbo (03/07/2025)
- Deng Yanbo: /s/, Deng Yanbo (03/07/2025)
- Peng Chen: /s/, Peng Chen (03/07/2025)
- Jimei Liu: /s/, Jimei Liu (03/07/2025)
- Mangli Zhang: /s/, Mangli Zhang (03/07/2025)
- Yanbing Zhang: /s/, Yanbing Zhang (03/07/2025)
- Tao Liu: /s/, Tao Liu (03/07/2025)
- Xiaoqing Wang: /s/, Xiaoqing Wang (03/07/2025)
- Lili He: /s/, Lili He (03/07/2025)
- Bo Liu: /s/, Bo Liu (03/07/2025)
- Yidong Xu: /s/, Yidong Xu (03/07/2025)
- Robert Zhu: /s/, Robert Zhu (03/07/2025)
- Broad Street Principal Investments, L.L.C.: /s/, Jamison Yardley/Authorized Signatory (03/07/2025)
- MBD 2014 Holdings, L.P.: /s/, MBD Advisors, L.L.C., its General Partner (03/07/2025)
- Stone Street 2014 Holdings, L.P.: /s/, Bridge Street Opportunity Advisors, L.L.C., its General Partner (03/07/2025)
- Bridge Street 2014 Holdings, L.P.: /s/, Bridge Street Opportunity Advisors, L.L.C., its General Partner (03/07/2025)
- The Goldman Sachs Group, Inc.: /s/, Jamison Yardley/Authorized Signatory (03/07/2025)
- Goldman Sachs & Co. LLC: /s/, Jamison Yardley/Authorized Signatory (03/07/2025)
- Genesis Capital Enterprise Inc: /s/, FU Mingxia/Authorized Signatory (03/07/2025)
- Mingxia Fu: /s/, Mingxia Fu (03/07/2025)
- CBLC Investment Limited: /s/, WONG Wai Shan/Authorized Signatory (03/07/2025)
- Citron PE Funds II Limited: /s/, WONG Wai Shan/Authorized Signatory (03/07/2025)
- CCAP Best Logistics Holdings Limited: /s/, Chan Chi Kwan Karen/Authorized Signatory (03/07/2025)
- CDIB Capital Investment I Limited: /s/, David Chou/Authorized Signatory (03/07/2025)
- KGI Financial Holding Co., Ltd.: /s/, Janet Sheng/Authorized Signatory (03/07/2025)
- Shanghai Guangshi Investment Center (Limited Partnership): /s/, WEIFENG WANG/Authorized Signatory (03/07/2025)
- Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.: /s/, WEIFENG WANG/ Authorized Signatory (03/07/2025)